December 1, 1998

Board of Directors
Kinark Corporation
7060 South Yale
Tulsa, OK  74136-3324

Dear Sirs:

            Steel Partners II, L.P. ("Steel Partners" or "Steel") has been a long-term shareholder of Kinark Corporation ("Kinark" or "the Company") and currently owns 442,200 shares or 6.52% of the primary shares outstanding.

            As an investor that seeks out opportunities in undervalued securities, Steel Partners has sought, with some success, to find investments and assist companies and all of their shareholders in realizing significant value over the long term. Steel continues to believe there is significant value inherent in Kinark's assets despite dismal operating performance during the 1990's which includes minimal revenue growth and a significant decline in earnings, resulting in a poorly performing stock.

            Kinark shareholders have not been rewarded for their investment in Kinark during the 1990's. Since reaching a high of $10.88 in the first quarter of 1992, Kinark's share price has dropped precipitously to its current price of $2.38. This represents an absolute return of -78.1% to shareowners of Kinark Corporation. In comparison, the NASDAQ Composite returned 230.8%, the Russell 2000 Index returned 103.2% and the S&P 500 returned 178.8% during the same time period. Additionally, the current share price represents a -20.7% decline from the rights offering price of $3.00 in late 1996.

            A review of each of Kinark's business lines illustrates why shareholder value has suffered since the early 1990's.

Galvanizing

            In the early 1990's, Kinark earned as much as 26.1% or $4.82 million on $18.5 million of Galvanizing annual revenue. Since that time, Kinark has acquired additional Galvanizing assets which doubled revenues to $38.6 million, however Galvanizing earnings slumped to $2.6 million or 6.9% in 1997.

            In the early 1990's, the Company blamed its poor performance in Galvanizing on a recession; recently it has blamed zinc prices and a competitive environment. Kinark's


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Galvanizing  sales  have been  relatively  flat the past three  years,  not even achieving parity with inflation. Meanwhile, some of its Galvanizing competitors continue to enjoy revenue growth and operating margins greater than 20% compared to Kinark's dreadful 6.9% margin.

Warehousing

            North American Warehousing has been a slow growing business in recent years and subject to significant business risk in that 55% of its revenues come from one client. In the third quarter, Kinark lost this account!

Chemical Storage

            Lake River Chemical Storage has lost money in two of the last three years and revenues are down 14.6% and 6.5% through three months and nine months 1998, respectively.

Steel Partners Recommends that Kinark Either Put Itself Up for Sale or Sell Underperforming Assets

            Steel Partners believes that much of Kinark's problems stem from management's lack of focus on its core Galvanizing business and its continued investment in its non core assets such as the Chemical Storage and Warehousing businesses despite poor performance and no apparent competitive advantages in these businesses. Our concern with the direction of Kinark's business is heightened by Kinark's recent determination to make a $443,000 investment of an undisclosed nature. This investment was made despite other available alternatives to enhancing shareholder value including paying down a portion of the $9.3 million of Kinark debt or buying back Kinark stock. One can only ascertain from this investment decision that, despite Kinark's depressed share price, the Company when given a choice, would rather invest in another Company than invest in Kinark stock. As a long time shareholder with a sizable stake in Kinark, we have grave concerns about this decision.

            Kinark's precipitous stock price decline to $2.38 from $10.88 in early 1992 while the broader markets have risen sharply during this time period is a clear indictment of the Company's poor strategic and operating performance. As such, Steel Partners strongly urges Kinark to focus on selling off underperforming assets or looking for a buyer for the entire company so as to create immediate shareholder value where none has been created since early 1992! We believe there are a number of logical buyers who undoubtedly would be interested in buying Kinark.

Sincerely,



Warren G. Lichtenstein
Chairman